FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of July 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Three-month Period Ended June 30, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 30, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Three-month Period Ended June 30, 2021 (IFRS, Consolidated)
July 30, 2021

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: August 6, 2021
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Three-month Period Ended June 30, 2021 (April 1 to June 30, 2021)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Three-month Period Ended June 30, 2021	949,603	18.4	248,552	48.6	222,978	71.1	200,421	142.9
Three-month Period Ended June 30, 2020	801,850	(5.6)	167,285	270.4	130,291	—	82,519	—

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Three-month Period Ended June 30, 2021	200,378	142.8	258,521	165.8	128.02		127.27
Three-month Period Ended June 30, 2020	82,511	—	97,258	—	52.93		52.69

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Three-month Period Ended June 30, 2021	248.9	(11.4)	113
Three-month Period Ended June 30, 2020	280.9	(0.7)	122

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of June 30, 2021	12,657,234	5,300,159	5,299,774	41.9	3,378.55
As of March 31, 2021	12,912,293	5,177,177	5,173,037	40.1	3,308.93

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2021	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2022	—
For the Fiscal Year Ending March 31, 2022 (Projection)		90.00	—	90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2022 (April 1, 2021 to March 31, 2022)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2022	3,370,000	5.4	930,000	(3.9)	488,000	(4.2)	352,000	(3.9)	250,000	(33.5)	159.91	394
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: None

FY2021 Management Guidance
Underlying Revenue Growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth
(Note) Please refer to page 6 for details of "Underlying growth".

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
June 30, 2021	1,578,378,220 shares
March 31, 2021	1,576,387,908 shares

2) Number of shares of treasury stock at period end:
June 30, 2021	9,723,017 shares
March 31, 2021	13,029,749 shares

3) Average number of outstanding shares (for the three-month period ended June 30):
June 30, 2021	1,565,249,233 shares
June 30, 2020	1,558,969,468 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Three-month Period Ended June 30, 2021 (3) Outlook for the Fiscal Year Ending March 31, 2022" on page 10.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on July 30, 2021, and its video will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
1. Financial Highlights for the Three-month Period Ended June 30, 2021
(1) Business Performance
(i) Consolidated Financial Results (April 1 to June 30, 2021)

	Billion JPY or percentage
	FY2020Q1	FY2021Q1	Change versus the same period of the previous fiscal year
Revenue	801.9	949.6	147.8	18.4%
Cost of sales	(238.1)	(241.3)	(3.2)	1.3%
Selling, general and administrative expenses	(202.4)	(219.8)	(17.5)	8.6%
Research and development expenses	(106.8)	(122.5)	(15.7)	14.7%
Amortization and impairment losses on intangible assets associated with products	(104.2)	(102.8)	1.4	(1.4)%
Other operating income	63.7	11.1	(52.6)	(82.6)%
Other operating expenses	(46.8)	(25.8)	21.0	(44.9)%
Operating profit	167.3	248.6	81.3	48.6%
Finance income and (expenses), net	(27.2)	(25.2)	2.0	(7.4)%
Share of loss of investments accounted for using the equity method	(9.8)	(0.4)	9.4	(96.3)%
Profit before tax	130.3	223.0	92.7	71.1%
Income tax expenses	(47.8)	(22.6)	25.2	(52.8)%
Net profit for the period	82.5	200.4	117.9	142.9%
Revenue. Revenue for the three-month period ended June 30, 2021 was 949.6 billion JPY, an increase of 147.8 billion JPY, or 18.4%, compared to the same period of the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the three-month period ended June 30, 2021 using corresponding exchange rates in the same period of the previous fiscal year, the increase in revenue was 14.3%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 16.6 percentage points (“pp”) of the increase in revenue. Excluding this selling price from revenue for the three-month period ended June 30, 2021, the increase was 1.8%.
Each of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) contributed to positive revenue growth; however, Rare Diseases and PDT Immunology would have declined if not for the positive impact of the depreciation of the yen. Intensified competition, generic erosion, and shipment timing impacted some products in these two areas. Overall, the global spread of COVID-19 did not have a material effect on our revenue for the three-month period ended June 30, 2021.
Revenue outside of our core therapeutic areas increased by 101.8 billion JPY, or 72.8%, compared to the same period of the previous fiscal year to 241.6 billion JPY, largely due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan, offsetting the impact from divestitures.
Year-on-year change in revenue for this three-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 210.5 billion JPY, a year-on-year increase of 23.6 billion JPY, or 12.6%. Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 125.4 billion JPY, a year-on-year increase of 24.1 billion JPY, or 23.9%. Sales in the U.S. increased by 12.2 billion JPY, or 17.1%, to 83.7 billion JPY and sales in Europe and Canada increased by 8.6 billion JPY, or 35.6%, to 32.7 billion JPY, due to an increase in demand. In the Growth and Emerging Markets, the increase in sales was primarily driven by Brazil and China. Sales of TAKECAB (for acid-related diseases) were 24.3 billion JPY, an increase of 4.1 billion JPY, or 20.1%, versus the same period of the previous fiscal year. This increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of AMITIZA (for chronic constipation) decreased by 4.1 billion JPY, or 65.8%, to 2.1 billion JPY, due to generic entrants in the U.S. in January 2021.
•Rare Diseases. In Rare Diseases, revenue was 155.5 billion JPY, a slight year-on-year increase of 0.5 billion JPY, or 0.3%.
Revenue in Rare Metabolic increased by 4.3 billion JPY, or 10.9%, compared to the same period of the previous fiscal year to 44.3 billion JPY. Sales of enzyme replacement therapies REPLAGAL (for Fabry disease), VPRIV (for Gaucher disease)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
and ELAPRASE (for Hunter syndrome) increased due to higher demand coupled with the positive impact of the depreciation of the yen.
Revenue in Rare Hematology decreased by 4.6 billion JPY, or 5.9%, to 72.2 billion JPY. Sales of ADVATE decreased by 3.0 billion JPY, or 8.9%, to 30.7 billion JPY. Sales of ADYNOVATE increased by 0.1 billion JPY, or 0.6%, to 15.4 billion JPY, helped by the positive impact of the depreciation of the yen. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 1.5 billion JPY, or 11.3%, to 11.4 billion JPY.
Revenue in Hereditary Angioedema (“HAE”) was 39.0 billion JPY, a year-on-year increase of 0.7 billion JPY, or 1.8%. Sales of TAKHZYRO were 25.5 billion JPY, an increase of 2.2 billion JPY, or 9.6%, versus the same period of the previous fiscal year primarily due to new launches including prefilled syringe administration in Europe. Sales of FIRAZYR decreased by 1.2 billion JPY, or 15.1%, to 6.9 billion JPY, primarily due to the continued impact of generic entrants in the U.S.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 1.9 billion JPY, or 1.8%, compared to the same period of the previous fiscal year to 107.2 billion JPY. Aggregate sales of immunoglobulin products were 81.6 billion JPY, a decrease of 3.5 billion JPY, or 4.1%, compared to the same period of the previous fiscal year. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) decreased in sales mainly due to shipment timing, as the last three-month period of the previous fiscal year saw higher sales. On the other hand, CUVITRU, a SCIG (subcutaneous immunoglobulin) therapy continued to mark double digit growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 17.8 billion JPY, an increase of 4.8 billion JPY, or 36.8%, versus the same period of the previous fiscal year driven by the resolution of the temporary supply interruption impacting HUMAN ALBUMIN for release in China which impacted the second half of the previous fiscal year.
•Oncology. In Oncology, revenue was 121.4 billion JPY, a year-on-year increase of 13.4 billion JPY, or 12.4%. Sales of VELCADE (for multiple myeloma) increased by 5.9 billion JPY, or 24.6% versus the same period of the previous fiscal year to 30.1 billion JPY. While royalty income outside the U.S. decreased by 0.3 billion JPY, or 30.8%, due to continued generic erosion, sales in the U.S. increased by 6.3 billion JPY, or 27.3%, versus the same period of the previous fiscal year, reflecting a rebound in demand after lower sales in the same period of the prior year when prescribers favored orally administered products over infusions or injections, as a result of the COVID-19 outbreak. Sales of NINLARO (for multiple myeloma) were 24.4 billion JPY, an increase of 1.4 billion JPY, or 6.3%, versus the same period of the previous fiscal year. NINLARO’s convenient profile as an orally administered treatment led to a temporary increase in demand in light of the spread of COVID-19, especially in the first few months of the previous fiscal year, because its administration reduced some of the logistical burden for patients visiting a hospital, clinic or physician’s office to get an infusion or injection. This benefit has since normalized in the U.S.; however, there have been strong demand increases in other countries, particularly in China. Sales of ADCETRIS (for malignant lymphomas) increased by 2.1 billion JPY, or 14.2% versus the same period of the previous fiscal year to 17.2 billion JPY, led by strong growth in sales in the Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, decreased by 1.2 billion JPY, or 4.3%, versus the same period of the previous fiscal year to 26.2 billion JPY mainly due to generic erosion and competition in Japan.
•Neuroscience. In Neuroscience, revenue was 113.4 billion JPY, a year-on-year increase of 6.6 billion JPY, or 6.1%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 79.2 billion JPY, an increase of 13.2 billion JPY, or 20.0%, versus the same period of the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend has been fluctuating throughout 2020 and into 2021; however, when comparing the three-month period of the current fiscal year with the same period of the previous fiscal year, there has been a positive impact from increasing prescriptions. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 17.9 billion JPY, an increase of 1.0 billion JPY, or 5.9%, versus the same period of the previous fiscal year, primarily due increasing market penetration in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease) and ADDERALL XR (for ADHD), attributable to the continued impact of competition from generic products.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2020Q1		FY2021Q1
Japan*1	144.0	18.0%	259.0	27.3%
United States	402.6	50.2%	412.2	43.4%
Europe and Canada	157.6	19.6%	178.7	18.8%
Asia (excluding Japan)	36.9	4.6%	40.3	4.2%
Latin America	30.8	3.8%	30.1	3.2%
Russia/CIS	13.0	1.6%	12.3	1.3%
Other*2	16.9	2.1%	17.0	1.8%
Total	801.9	100.0%	949.6	100.0%
*1 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the three-month period ended June 30, 2021.
*2 Other includes the Middle East, Oceania and Africa.

Cost of Sales. Cost of Sales increased by 3.2 billion JPY, or 1.3%, to 241.3 billion JPY and the Cost of Sales Ratio decreased by 4.3pp compared to the same period of the previous fiscal year to 25.4%. The increase was primarily due to the depreciation of the yen during the current period as compared to same period of the previous fiscal year, however, this increase was partially offset by a 15.4 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire plc (the "Shire Acquisition"). The main reason for the decrease in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 17.5 billion JPY, or 8.6%, to 219.8 billion JPY compared to the same period of the previous fiscal year, mainly due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 15.7 billion JPY, or 14.7%, to 122.5 billion JPY compared to the same period of the previous fiscal year, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 1.4 billion JPY, or 1.4%, to 102.8 billion JPY compared to the same period of the previous fiscal year.
Other Operating Income. Other Operating Income was 11.1 billion JPY, a decrease of 52.6 billion JPY, or 82.6%, compared to the same period of the previous fiscal year, mainly driven by a 60.2 billion JPY revaluation gain recorded in the same period of the previous fiscal year triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647"), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647.
Other Operating Expenses. Other Operating Expenses were 25.8 billion JPY, a decrease of 21.0 billion JPY, or 44.9%, compared to the same period of the previous fiscal year. This is mainly attributable to a 18.6 billion JPY loss recognized in the same period of the previous year from changes in the fair value of contingent consideration assets from the divestment of XIIDRA. There was also a 8.1 billion JPY decrease in restructuring expenses mainly attributable to lower Shire integration costs. A negative impact of the valuation reserve for pre-launch inventories by 4.5 billion JPY partially offset this decrease.
Operating Profit. As a result of the above factors, Operating Profit increased by 81.3 billion JPY, or 48.6% compared to the same period of the previous fiscal year to 248.6 billion JPY.

Net Finance Expenses. Net Finance Expenses were 25.2 billion JPY in the current period, a decrease of 2.0 billion JPY compared to the same period of the previous fiscal year. The decrease is mainly due to a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021, partially offset by the negative impact from remeasurement of the warrant to purchase stocks of a company held by Takeda.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 0.4 billion JPY, a decrease of 9.4 billion JPY compared to the same period of the previous fiscal year. This was mainly due to Takeda's shareholding ratio of impairment loss recognized by Teva Takeda Pharma Ltd. for the same period of the previous fiscal year resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision to divest a part of its generics business and a manufacturing plant.

Income Tax Expenses. Income Tax Expenses were 22.6 billion JPY, a decrease of 25.2 billion JPY compared to the same period of the previous year. This decrease was primarily due to the tax benefits from internal entity restructuring transactions in the current period and a decrease in unitary tax on overseas subsidiaries in the current period versus the same period of the previous year. These decreases were partially offset by higher pretax earnings in the current period.
Net Profit for the Period. Net Profit for the Period increased by 117.9 billion JPY, compared to the same period of the previous fiscal year to 200.4 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(ii) Underlying Results (April 1 to June 30, 2021)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Underlying Results

FY2021Q1
Underlying Revenue Growth	+3.8%
Underlying Core Operating Profit Growth	-2.1%
Underlying Core Operating Profit Margin	30.5%
Underlying Core EPS Growth	+3.9%

Underlying Revenue Growth was 3.8% compared to the same three-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 6.8%, despite a decline of GAMMAGARD LIQUID/KIOVIG.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)

Underlying Revenue Growth by Therapeutic Area
GI	+7.9%
Rare Diseases	-3.4%
Rare Metabolic	+6.6%
Rare Hematology	-9.4%
Hereditary Angioedema	-1.7%
PDT Immunology	-1.8%
Oncology	+8.9%
Neuroscience	+2.9%
Other	+9.0%
Total	+3.8%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Financial Highlights for the Three-month Period Ended June 30, 2021, (1) Business Performance, (i) Consolidated Financial Results, for the revenue of each core therapeutic areas and sales of major products before underlying adjustments.

The impact of major non-recurring items and divestitures excluded to calculate Underlying Revenue:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from the same period of the previous fiscal year as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from the same period of the previous fiscal year as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from the current period.
•Revenue of select non-core prescription pharmaceutical products in China is excluded from both the current period and the same period of the previous fiscal year as the divestiture was publicly announced and had been expected to complete within the first half of the current fiscal year.

Underlying Core Operating Profit Growth was -2.1% over the same three-month period of the previous fiscal year, reflecting increase in R&D investment.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the sale of a portfolio of diabetes products in Japan, was 248.9 billion JPY.

Underlying Core Operating Profit Margin for the current period was 30.5%.

Underlying Core EPS Growth for the current period was 3.9%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of June 30, 2021 were 12,657.2 billion JPY, reflecting a decrease of 255.1 billion JPY compared to the previous fiscal year-end. Cash and Cash Equivalents decreased by 311.3 billion JPY, and Intangible Assets decreased by 52.7 billion JPY mainly due to amortization. These decreases were partially offset by an increase in Trade and Other Receivables of 44.2 billion JPY and an increase in Inventories of 25.3 billion JPY.
Liabilities. Total Liabilities as of June 30, 2021 were 7,357.1 billion JPY, reflecting a decrease of 378.0 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 229.5 billion JPY to 4,405.9 billion JPY* primarily as a result of the repayment of loans and the redemption of bonds. In addition, Provisions decreased by 63.8 billion JPY.
* The carrying amount of Bonds was 3,524.0 billion JPY and Loans was 881.9 billion JPY as of June 30, 2021. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June 2015	June 2022 ~ June 2045	167.9
Unsecured US dollar denominated senior notes (5,500 million USD)	September 2016	September 2023 ~ September 2026	578.8
Unsecured Euro denominated senior notes (5,250 million EUR)	November 2018	November 2022 ~ November 2030	685.8
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	357.1
Hybrid bonds (subordinated bonds)	June 2019	June 2079	497.6
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	767.7
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	469.1
Total			3,524.0
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	165.4
Japan Bank for International Cooperation (1,700 million USD)	January 2019	December 2025	187.8
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			5.1
Total			881.9
On May 17, 2021, Takeda redeemed the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022. Following this, on June 11, 2021, Takeda prepaid 2,000 million USD of the Japan Bank for International Cooperation loan amount of 3,700 million USD (that was entered into on December 3, 2018) in advance of its original maturity date of December 11, 2025.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
Equity. Total Equity as of June 30, 2021 was 5,300.2 billion JPY, an increase of 123.0 billion JPY compared to the previous fiscal year-end. This was mainly due to a 57.9 billion JPY increase in Other Components of Equity primarily as a result of fluctuation in currency translation adjustments reflecting the depreciation of the yen as well as an increase of 56.6 billion JPY in Retained Earnings resulting from Net Profit for the Period partially offset by dividends payment of 141.9 billion JPY.
Consolidated Cash Flow

	Billion JPY
	FY2020Q1	FY2021Q1
Net cash from (used in) operating activities	145.9	166.9
Net cash from (used in) investing activities	0.7	(70.4)
Net cash from (used in) financing activities	(192.8)	(411.0)
Net increase (decrease) in cash and cash equivalents	(46.2)	(314.6)
Cash and cash equivalents at the beginning of the year	637.6	966.2
Effects of exchange rate changes on cash and cash equivalents	(1.6)	3.3
Cash and cash equivalents at the end of the period	589.8	654.9
Net cash from operating activities was 166.9 billion JPY for the current period compared to 145.9 billion JPY for the same period of the previous year. The increase of 21.0 billion JPY was driven by higher net profit for the period adjusted for non-cash items and other adjustments, including the income relating to the release from the obligation to divest the pipeline compound SHP 647 and certain associated rights in the same period of the previous year. It was partially offset by a decrease in provisions and an increase in inventories.
Net cash used in investing activities was 70.4 billion JPY for the current period compared to the net cash from investing activities of 0.7 billion JPY for the same period of the previous year. This increase in net cash used of 71.1 billion JPY was mainly due to a decrease of 44.0 billion JPY in proceeds from sales and redemption of investments and an increase of 27.5 billion JPY in acquisition of business, net of cash and cash equivalents acquired.
Net cash used in financing activities was 411.0 billion JPY for the current period compared to 192.8 billion JPY for the same period of the previous year. This increase in net cash used of 218.3 billion JPY was mainly due to an increase in repayments of bonds and long-term loans of 232.9 billion JPY partially offset by the favorable impact from short-term loans and commercial papers of 10.0 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2022
The full year consolidated reported forecast for the fiscal year ending March 31, 2022 (FY2021) has not been changed from the original forecast (announced at the FY2020 financial results announcement on May 11, 2021).
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2022 (FY2021)

			Billion JPY or percentage
	FY2020	FY2021	Change over the previous year
Revenue	3,197.8	3,370.0	+172.2	+5.4%
Operating profit	509.3	488.0	(21.3)	(4.2)%
Profit before tax	366.2	352.0	(14.2)	(3.9)%
Net profit for the year (attributable to owners of the Company)	376.0	250.0	(126.0)	(33.5)%
EPS (JPY)	240.72	159.91	(80.81)	(33.6)%
Core Operating Profit	967.9	930.0	(37.9)	(3.9)%
Core EPS (JPY)	420	394	(26)	(6.2)%

Major assumptions used in preparing the FY2021 Reported Forecast

		Billion JPY or percentage
	FY2020	FY2021
FX rates	1 USD = 106 JPY 1 Euro = 123 JPY 1 RUB = 1.4 JPY 1 BRL = 19.6 JPY 1 CNY = 15.5 JPY	1 USD = 108 JPY 1 Euro = 131 JPY 1 RUB = 1.4 JPY 1 BRL = 19.9 JPY 1 CNY = 16.8 JPY
R&D expenses	(455.8)	(522.0)
Amortization of intangible assets associated with products	(405.3)	(406.0)
Of which Shire acquisition related	(319.5)	(328.0)
Impairment of intangible assets associated with products	(16.6)	(50.0)
Other operating income	318.0	23.0
Other operating expenses	(258.9)	(100.0)
Japan diabetes portfolio divestiture gain	—	130.0
Other Core Operating Profit adjustments	(95.9)	(39.0)
Of which Shire acquisition related to unwind of inventories step-up	(79.4)	(31.1)
Finance income and (expenses), net	(143.1)	(130.0)
Free cash flow (including announced divestitures)	1,237.8	600.0-700.0
Capital expenditures (cash flow base)	(236.5)	(210.0 - 260.0)
Depreciation and amortization (excluding intangible assets associated with products)	(152.6)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	~16%	Mid-teen%

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
Management Guidance*
The management guidance for the fiscal year ending March 31, 2022 (FY2021) has not been changed from the original guidance (announced at the FY2020 financial results announcement on May 11, 2021).

FY2021
Underlying Revenue Growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth
* Please refer to section 1. Financial Highlights for the Three-month Period Ended June 30, 2021, (1) Business Performance, (ii) Underlying Results (April 1 to June 30, 2021), Definition of Core and Underlying Growth.

Other assumptions used in preparing the FY2021 Reported Forecast and the Management Guidance
•To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19). Based on currently available information, Takeda believes that its financial results for FY2021 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2021 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2021, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2021 forecast.
•Takeda expects at least one 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. around mid FY2021.
•Takeda does not expect to restart sales of NATPARA in the U.S. market in FY2021.
•The forecast and the guidance do not include the impact of any potential further divestitures beyond what has already been disclosed by Takeda.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
It has been more than a year since the COVID-19 pandemic began, and Takeda continues to respond and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the existing protocols we have had in place over the past year, and monitor any potential impacts of effects of COVID-19 on our business activities.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
Since the COVID-19 pandemic began, we have continued voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events. However, and in accordance with local guidelines, we are slowly easing some of these restrictions in some geographies with high rates of vaccinations and low new infection rates. In addition, our field force are resuming a small number of face-to-face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face-to-face, it is only with the agreement of healthcare providers and employees follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements.
In the early stages of the global pandemic, we placed a temporary pause on the initiation of the majority of new clinical trial studies. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have resumed most of our trial activities during the previous fiscal year.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
Major updates to Takeda’s initiatives in response to the spread of COVID-19 in the current period are as below.
•We spent several months evaluating new ways of working to ensure we consider the long-term effects of virtual and hybrid working on our overall people experience and to build an exceptional working environment in a “post-COVID-19” world. Now we are rolling out a new hybrid working model in parts of Takeda. It will never be a “one-size-fits-all” approach. Instead, we have created core principles, global guidelines and toolkits to help Takeda leaders and managers determine and implement new hybrid working models for their teams post-COVID.
•Takeda has undertaken a number of efforts to help the world respond to COVID-19. One example is to bring COVID-19 vaccines to Japan through two partnerships. The first partnership is with Novavax, for the development, manufacturing and commercialization of its COVID-19 vaccine candidate NVX CoV2373 (development code in Japan: TAK-019) in Japan. The second partnership is with Moderna and the Government of Japan’s Ministry of Health Labour & Welfare (MHLW) to import and distribute its mRNA COVID-19 vaccine (development code in Japan: TAK-919) in Japan. In May 2021, Takeda obtained approval from the MHLW for TAK-919 following positive interim results in Takeda’s Phase 1/2 immunogenicity and safety clinical trial, and has since commenced distribution in Japan. Takeda initially entered a three-way agreement with Moderna and MHLW to distribute 50 million doses of TAK-919 in Japan, and in July 2021, Takeda announced an additional three-way agreement to import and distribute an additional 50 million doses from as early as the beginning of 2022, totaling 100 million doses between the two agreements. The agreement of July 2021 includes the potential to secure and supply vaccines corresponding to COVID-19 variants or booster products, should they be successfully developed by Moderna and licensed by the MHLW.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(iii) FY2021 Q1 financial impact from COVID-19
Overall, the global spread of COVID-19 did not have a material effect on our financials for the three-month period ended June 30, 2021. Over the course of the pandemic, there have been adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions have been in place, reducing patient visits to medical care providers. This was notable especially in the same period of the previous fiscal year when transmission of COVID-19 rapidly expanded across the countries where we operate. The trend has fluctuated since then, and we have not yet seen a full recovery to pre-COVID-19 levels, however, a certain number of our life-saving medicines have shown resilience and have grown even under such an environment.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Three-month Period Ended June 30,
	2020	2021
Revenue	801,850	949,603
Cost of sales	(238,078)	(241,264)
Selling, general and administrative expenses	(202,374)	(219,843)
Research and development expenses	(106,821)	(122,480)
Amortization and impairment losses on intangible assets associated with products	(104,250)	(102,824)
Other operating income	63,732	11,118
Other operating expenses	(46,774)	(25,758)
Operating profit	167,285	248,552
Finance income	19,611	45,851
Finance expenses	(46,846)	(71,068)
Share of loss of investments accounted for using the equity method	(9,759)	(357)
Profit before tax	130,291	222,978
Income tax expenses	(47,772)	(22,558)
Net profit for the period	82,519	200,421
Attributable to:
Owners of the Company	82,511	200,378
Non-controlling interests	8	43
Net profit for the period	82,519	200,421
Earnings per share (JPY)
Basic earnings per share	52.93	128.02
Diluted earnings per share	52.69	127.27

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Three-month Period Ended June 30,
	2020	2021
Net profit for the period	82,519	200,421
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	25,518	15,877
Remeasurement of defined benefit pension plans	(2,286)	(57)
	23,232	15,819
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,997	27,102
Cash flow hedges	(5,126)	12,948
Hedging cost	(5,357)	2,230
Share of other comprehensive income (loss) of investments accounted for using the equity method	(7)	2
	(8,493)	42,281
Other comprehensive income for the period, net of tax	14,739	58,101
Total comprehensive income for the period	97,258	258,521
Attributable to:
Owners of the Company	97,183	258,472
Non-controlling interests	75	49
Total comprehensive income for the period	97,258	258,521

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2021	As of June 30, 2021
ASSETS
Non-current assets:
Property, plant and equipment	1,453,917	1,452,172
Goodwill	4,033,917	4,058,935
Intangible assets	3,909,106	3,856,432
Investments accounted for using the equity method	112,468	115,751
Other financial assets	235,882	258,908
Other non-current assets	100,341	95,022
Deferred tax assets	353,769	343,557
Total non-current assets	10,199,400	10,180,777
Current assets:
Inventories	753,881	779,148
Trade and other receivables	783,091	827,253
Other financial assets	36,598	29,930
Income taxes receivable	29,623	31,704
Other current assets	122,789	133,307
Cash and cash equivalents	966,222	654,920
Assets held for sale	20,689	20,195
Total current assets	2,712,893	2,476,458
Total assets	12,912,293	12,657,234

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,613,218	4,381,589
Other financial liabilities	517,677	496,546
Net defined benefit liabilities	158,857	160,871
Income taxes payable	33,690	29,006
Provisions	38,748	35,970
Other non-current liabilities	56,898	58,768
Deferred tax liabilities	542,852	549,559
Total non-current liabilities	5,961,940	5,712,309
Current liabilities:
Bonds and loans	22,153	24,272
Trade and other payables	343,838	320,645
Other financial liabilities	248,053	233,170
Income taxes payable	145,203	138,910
Provisions	471,278	410,300
Other current liabilities	542,651	517,468
Total current liabilities	1,773,176	1,644,766
Total liabilities	7,735,116	7,357,075

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)

	JPY (millions)
	As of March 31, 2021	As of June 30, 2021
EQUITY
Share capital	1,668,145	1,669,125
Share premium	1,688,424	1,682,504
Treasury shares	(59,552)	(42,344)
Retained earnings	1,509,906	1,566,505
Other components of equity	366,114	423,985
Equity attributable to owners of the company	5,173,037	5,299,774
Non-controlling interests	4,140	385
Total equity	5,177,177	5,300,159
Total liabilities and equity	12,912,293	12,657,234

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Three-month period ended June 30, 2020 (From April 1 to June 30, 2020)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the period				82,511
Other comprehensive income (loss)					1,957	25,484
Comprehensive income (loss) for the period	—	—	—	82,511	1,957	25,484
Transaction with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,132)
Disposal of treasury shares		(0)	0
Dividends				(141,858)
Transfers from other components of equity				19,429		(21,715)
Share-based compensation		10,043
Exercise of share-based awards		(28,878)	28,878
Total transactions with owners	22	(18,813)	26,746	(122,429)	—	(21,715)
As of June 30, 2020	1,668,145	1,661,474	(60,717)	1,330,054	93,805	26,660

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period				—	82,511	8	82,519
Other comprehensive income (loss)	(5,126)	(5,357)	(2,286)	14,672	14,672	67	14,739
Comprehensive income (loss) for the period	(5,126)	(5,357)	(2,286)	14,672	97,183	75	97,258
Transaction with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,132)		(2,132)
Disposal of treasury shares				—	0		0
Dividends				—	(141,858)	(77)	(141,935)
Transfers from other components of equity			2,286	(19,429)	—		—
Share-based compensation				—	10,043		10,043
Exercise of share-based awards				—	(0)		(0)
Total transactions with owners	—	—	2,286	(19,429)	(133,903)	(77)	(133,980)
As of June 30, 2020	(27,856)	(4,802)	—	87,807	4,686,763	4,001	4,690,764

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
Three-month period ended June 30, 2021 (From April 1 to June 30, 2021)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the period				200,378
Other comprehensive income (loss)					27,029	15,944
Comprehensive income (loss) for the period	—	—	—	200,378	27,029	15,944
Transaction with owners:
Issuance of new shares	980	6,898
Acquisition of treasury shares			(4,464)
Disposal of treasury shares		(0)	0
Dividends				(141,859)
Changes in ownership				(2,143)
Transfers from other components of equity				224		(281)
Share-based compensation		8,547
Exercise of share-based awards		(21,365)	21,671
Total transactions with owners	980	(5,919)	17,208	(143,779)	—	(281)
As of June 30, 2021	1,669,125	1,682,504	(42,344)	1,566,505	427,827	57,646

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period				—	200,378	43	200,421
Other comprehensive income (loss)	12,948	2,230	(57)	58,094	58,094	7	58,101
Comprehensive income (loss) for the period	12,948	2,230	(57)	58,094	258,472	49	258,521
Transaction with owners:
Issuance of new shares				—	7,878		7,878
Acquisition of treasury shares				—	(4,464)		(4,464)
Disposal of treasury shares				—	0		0
Dividends				—	(141,859)		(141,859)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			57	(224)	—		—
Share-based compensation				—	8,547		8,547
Exercise of share-based awards				—	307		307
Total transactions with owners	—	—	57	(224)	(131,734)	(3,804)	(135,539)
As of June 30, 2021	(55,126)	(6,362)	—	423,985	5,299,774	385	5,300,159

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Three-month Period Ended June 30,
	2020	2021
Cash flows from operating activities:
Net profit for the period	82,519	200,421
Depreciation and amortization	141,587	142,948
Impairment losses	7,458	53
Equity-settled share-based compensation	10,043	8,547
Change in estimate of liabilities related to SHP647	(60,179)	—
Loss on sales and disposal of property, plant and equipment	300	94
Gain on divestment of business and subsidiaries	(365)	(365)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	19,297	(934)
Finance (income) and expenses, net	27,235	25,216
Share of loss of investments accounted for using the equity method	9,759	357
Income tax expenses	47,772	22,558
Changes in assets and liabilities:
Increase in trade and other receivables	(25,845)	(41,835)
Increase in inventories	(4,367)	(21,009)
Decrease in trade and other payables	(23,153)	(24,854)
Increase (decrease) in provisions	2,177	(65,217)
Increase (decrease) in other financial liabilities	685	(7,985)
Other, net	(37,579)	(35,236)
Cash generated from operations	197,344	202,760
Income taxes paid	(51,483)	(35,902)
Net cash from operating activities	145,861	166,858
Cash flows from investing activities:
Interest received	308	349
Dividends received	177	139
Acquisition of property, plant and equipment	(23,135)	(29,838)
Proceeds from sales of property, plant and equipment	26	79
Acquisition of intangible assets	(17,342)	(12,454)
Acquisition of investments	(3,517)	(3,251)
Proceeds from sales and redemption of investments	44,437	483
Acquisition of businesses, net of cash and cash equivalents acquired	—	(27,549)
Proceeds from sales of business, net of cash and cash equivalents divested	—	2,138
Other, net	(292)	(543)
Net cash from (used in) investing activities	662	(70,445)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)

	JPY (millions)
	Three-month Period Ended June 30,
	2020	2021
Cash flows from financing activities:
Net increase (decrease) in short-term loans and commercial papers	(10,000)	1
Repayments of bonds and long-term loans	(9,979)	(242,919)
Acquisition of treasury shares	(2,132)	(2,542)
Interest paid	(30,207)	(23,218)
Dividends paid	(133,115)	(132,032)
Repayments of lease liabilities	(7,213)	(10,328)
Other, net	(119)	—
Net cash used in financing activities	(192,765)	(411,038)
Net decrease in cash and cash equivalents	(46,242)	(314,625)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	637,614	966,222
Effects of exchange rate changes on cash and cash equivalents	(1,585)	3,324
Cash and cash equivalents at the end of the period
(Consolidated statements of financial position)	589,787	654,920

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Three-month
Period Ended June 30, 2021 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Three-month period ended June 30, 2021 (April 1 to June 30, 2021)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2021.
Takeda calculated income tax expenses for the three-month period ended June 30, 2021, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Three-month period ended June 30, 2021 (April 1 to June 30, 2021)
Not applicable.
(Significant Subsequent Events)
On July 9, 2021, Takeda provided a notice of redemption to the holders of 1,500 million EUR in unsecured senior notes issued in November 2018 in advance of their original maturity date of November 21, 2022. The redemption date of the unsecured senior notes will be August 10, 2021.
The impact from the accelerated debt prepayment on the consolidated statements of profit or loss is not expected to be material.

APPENDIX

1 FY2021 Q1 Reconciliation from Reported Revenue to Core/Underlying Revenue
2 FY2021 Q1 Reconciliation from Reported to Core/Underlying Core
3 FY2020 Q1 Reconciliation from Reported to Core/Underlying Core

1 FY2021 Q1 Reconciliation from Reported Revenue to Core/Underlying Revenue

Q1
(Billion JPY)	FY2020	FY2021	vs. PY
Reported Revenue	801.9	949.6	+147.8	+ 18.4%
Sale of Japan diabetes portfolio*2	—	(133.0)	(133.0)	-16.6pp
Core Revenue	801.9	816.6	+14.7	+ 1.8%
FX effects*1				-3.9pp
Divestitures*2				＋5.8pp
Regional portfolio				＋1.6pp
Japan diabetes portfolio				＋1.1pp
TACHOSIL				＋0.4pp
Others				＋2.8pp
Underlying Revenue Growth				+ 3.8%

*1 FX adjustment applies plan rate to both periods.
*2 Major adjustments are as follow;
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from FY2020 Q1 as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from FY2020 Q1 as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from FY2020 Q1 as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from FY2020 Q1 as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from FY2020 Q1 as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from FY2020 Q1 as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from FY2020 Q1 as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from FY2021 Q1.
•Revenue of select non-core prescription pharmaceutical products in China is excluded from both FY2021 Q1 and FY2020 Q1 as the divestiture was publicly announced and had been expected to complete within FY2021 H1.

2 FY2021 Q1 Reconciliation from Reported to Core/Underlying Core

FY2021Q1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expense	Sale of Japan diabetes portfolio	Others		FX	Divestitures
Revenue	949.6				(133.0)		816.6	(31.5)	(3.9)	+3.8%
Cost of sales	(241.3)				0.6	12.8	(227.9)	10.6	1.4
Gross Profit	708.3				(132.4)	12.8	588.7	(20.9)	(2.5)
SG&A expenses	(219.8)				1.0	0.9	(218.0)	8.7
R&D expenses	(122.5)					0.7	(121.8)	4.1
Amortization of intangible assets	(102.8)	102.8					—
Impairment losses on intangible assets	—						—
Other operating income	11.1			(10.8)		(0.4)	—
Other operating expenses	(25.8)			25.1		0.7	—
Operating profit	248.6	102.8		14.3	(131.4)	14.7	248.9	(8.1)	(2.5)	(2.1)%
Margin	26.2%						30.5%			30.5%*
Financial income/expenses	(25.2)					(2.5)	(27.7)	1.3
Equity income/loss	(0.4)					2.3	2.0	0.1
Profit before tax	223.0	102.8		14.3	(131.4)	14.5	223.2	(6.7)	(2.5)
Tax expenses	(22.6)	(22.9)		(4.8)	40.2	(36.5)	(46.6)	1.4	0.8
Non-controlling interests	(0.0)						(0.0)	0.0
Net profit	200.4	79.9		9.5	(91.2)	(22.0)	176.6	(5.3)	(1.7)
EPS (yen)	128						113	(3)	(1)	+3.9%
Number of shares (millions)	1,565						1,565			1,563

* Underlying Core Operating Profit Margin.

3 FY2020 Q1 Reconciliation from Reported to Core/ Underlying Core

FY2020Q1
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expense	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	801.9						801.9	(0.7)	(48.7)	+0.9%
Cost of sales	(238.1)					26.6	(211.5)	(6.5)	13.5
Gross Profit	563.8					26.6	590.3	(7.1)	(35.2)
SG&A expenses	(202.4)			0.0		(0.3)	(202.6)	0.5	3.5
R&D expenses	(106.8)			(0.1)		0.1	(106.8)	0.8	0.2
Amortization of intangible assets	(102.3)	102.3					—
Impairment losses on intangible assets	(1.9)		1.9				—
Other operating income	63.7			(3.2)	(0.4)	(60.2)	—
Other operating expenses	(46.8)			28.2		18.6	—
Operating profit	167.3	102.3	1.9	24.9	(0.4)	(15.2)	280.9	(5.9)	(31.5)	+11.2%
Margin	20.9%						35.0%			32.4%*
Financial income/expenses	(27.2)					(1.1)	(28.3)	(0.4)	(0.0)
Equity income/loss	(9.8)				10.6		0.8	0.0
Profit before tax	130.3	102.3	1.9	24.9	10.2	(16.3)	253.4	(6.2)	(31.5)
Tax expenses	(47.8)	(19.7)	(0.3)	(2.6)	(3.1)	10.8	(62.7)	1.6	8.8
Non-controlling interests	(0.0)						(0.0)	(0.0)
Net profit	82.5	82.6	1.6	22.3	7.1	(5.5)	190.6	(4.7)	(22.7)
EPS (yen)	53						122	(3)	(15)	+8.7%
Number of shares (millions)	1,559						1,559			1,558
* Underlying Core Operating Profit Margin.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").